

August 31, 2011

Mr. Dale P. Euga
Chief Executive Officer
Powerdyne International, Inc.
300 Centerville Road, Suite 100E
Warwick, RI 02886

> **Re:** **Powerdyne International, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed April 12, 2011**
> **File No. 000-53259**

Dear Mr. Euga:

We issued a comment letter to you on the above captioned filing on July 6, 2011 in connection with our review of Amendment No. 2 of your Form S-1 filed on June 15, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 14, 2011 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by September 14, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jay Williamson at (202) 551-3393 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director